Exhibit 12.1

Kopin Corporation

Ratio of Earnings to Fixed Charges (1)

(dollar amounts in thousands except for ratio)

(excludes discontinued operations for all periods)

	Fiscal Years Ended December					6 months ended June 29, 2013
	2008	2009	2010	2011	2012
Earnings:
(Loss) income from continuing operations, before taxes	$454	$5,066	($2,936)	($8,155)	($19,938)	($17,807)
Interest portion of rental expense	82	84	85	96	111	61

Total Earnings:	536	5,150	(2,851)	(8,059)	(19,827)	(17,746)

Fixed Charges:
Interest expense	—	—	—	—	—	—
Estimate of interest within rental expense	82	84	85	96	111	61

Total Fixed Charges:	$82	$84	$85	$96	$111	61

Ratio of Earnings to Fixed Charges (2)	6.53	61.4	N/A	N/A	N/A	N/A

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) from continuing operations less amounts attributable to the noncontrolling interest plus fixed charges. Fixed charges are defined as the sum of interest expense and the estimate of interest within rental expense.
(2)	For the six months ended June 29, 2013 earnings were insufficient to cover fixed charges by approximately $17.8 million. For the years ended 2012, 2011 and 2010 earnings were insufficient to cover fixed charges by approximately $19.9 million, $8.2 million and $2.9 million respectively.